UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 30, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Report on Form 20-F - 30 March 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 30, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 30, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

30 March 2012

Barclays PLC

Annual Report on Form 20-F

The Joint Annual Report on Form 20-F for Barclays PLC and Barclays Bank PLC for the year ended 31 December 2011 (the "Form 20-F") will be filed with the US Securities and Exchange Commission later today and will be available on our website, www.barclays.com/investorrelations.  A copy will also be submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

The Form 20-F includes an update on complaint volumes in relation to Payment Protection Insurance (PPI), as follows:

"Events subsequent to the approval of the 2011 financial statements on 7 March 2012
Barclays has observed an increase in PPI complaint volumes in recent weeks.  It is too soon to determine whether this increase may have a material impact.  Further information on the assumptions underlying the provision made in respect of PPI claims is provided in Note 29."

Note for Barclays shareholders

Barclays shareholders, including holders of Barclays American Depositary Receipts (ADRs), can receive a printed copy of the audited financial statements for Barclays PLC and Barclays Bank PLC for the year ended 31 December 2011 free of charge upon request in the following way:

Ordinary shareholders

Tel: 0871 384 2055*
or +44 (0) 121 415 7004 (from overseas)
Email: questions@share-registers.co.uk

* Calls to this number are charged at 8p per minute if using a BT landline. Call charges may vary if using other telephone providers.

ADR holders

JPMorgan Chase Bank, N.A.
Tel: 1-800-990-1135 (toll-free for US domestic callers)
or +1 651 453 2128
Email: jpmorgan.adr@wellsfargo.com

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132